[Letterhead of Sutherland Asbill & Brennan LLP]

November 2, 2012

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.

Registration Statement on Form N-2

Filed August 29, 2012

File No. 333-183605

Dear Mr. Minore:

On behalf of TICC Capital Corp. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter, dated September 27, 2012, with respect to the Company’s registration statement on Form N-2 (File No. 333-183605), filed with the Commission on August 29, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s response. Where revisions to the Prospectus are indicated in the Company’s responses set forth below, such revisions have been included Amendment No. 1 to the Registration Statement filed concurrently herewith.

Prospectus – Outside Front Cover Page

1.	Disclose that the securities in which the Company invests will generally be considered below investment grade, which are also known as junk securities, and that most of the Company’s debt investments will not fully amortize during their lifetime, which could result in a substantial amount of unpaid principal and interest due upon maturity.

The Company has revised the disclosure set forth in the “Summary” and “Business” sections of the Prospectus in response to the Staff’s comment.

Dominic Minore, Esq.

November 2, 2012

2.	Disclose the per share net asset value of the Company’s common shares as of a recent date.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

About This Prospectus

3.	Expand the disclosure to make clear that the related prospectus supplement and “this prospectus” will together constitute the prospectus for an offering of the Company’s securities.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.	Clarify in the last sentence that all of the material terms of any exhibits and the additional information described under the heading “Where You Can Find Additional Information” that should be read before you make an investment decision will nonetheless be summarized in the prospectus or applicable prospectus supplement.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Summary

5.	Provide an organizational chart showing the relationship among the various TICC entities described in the prospectus. Also include in the organizational chart the extent of the Company’s ownership in its direct and indirect subsidiaries.

The Company has revised the disclosure set forth in the “Summary” and “Business” sections of the Prospectus in response to the Staff’s comment.

Overview

6.	Expand the last sentence of the fourth paragraph to indicate that securities of below investment grade quality are also known as junk securities and have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq.

November 2, 2012

7.	In an appropriate place in the prospectus highlight the following matters that pertain to the Company’s securitization transactions:

•	Disclose in plain English the salient characteristics of a securitization transaction and explain why the Company engaged in these transactions.

•	Disclose whether the Company will be sponsoring additional securitizations of the Company’s assets. If it will, also disclose (1) how future securitizations will be structured and financed; (2) who will originate and earn loan origination fees on the loans that will be the subject of the securitizations; and (3) what loan underwriting standards will be used and who will establish such standards. Also include in the Company’s fee table presentation all related fees and expenses that, on a consolidated basis, the Company will incur for any securitization it plans to sponsor during the next twelve months.

•	Disclose whether the existing securitization issuers could issue additional securities.

•	Also disclose whether any income and/or capital gain incentive fee will be earned in respect of the sale or contribution of the loans to Holdings or to the securitization issuers as a result of the securitization transactions. If either or both fees accrue as a result of the securitization transactions, disclose the conflict of interest this presents to TICC Management. Disclose how the Company’s Board of Directors will monitor this conflict of interest.

•	Disclose whether TICC Management’s activities pertaining to the securitizations, including when it acts as collateral manager to the securitization issuers, are covered by indemnification provisions. If so, your response letter should also identify the applicable contractual indemnification provisions.

•	Disclose who selected the loans that back the securities issued by the securitization issuers, and disclose the selection criteria used.

•	Disclose whether all of the securities issued in respect of the securitization transactions were issued pursuant to an exemption from registration under the Securities Act of 1933.

The Company has revised the disclosure set forth in the “Summary” and “Business” sections of the Prospectus in response to the Staff’s comment.

Dominic Minore, Esq.

November 2, 2012

8.	In your response letter, discuss the status under the 1940 Act of Holdings, the securitization issuers, and the Company’s ownership of Holdings.

The Company advises the Staff on a supplemental basis that each of 2011-1 Holdings, LLC (“Holdings”), TICC CLO LLC (“2011 Securitization Issuer”) and TICC CLO 2012-1 LLC (“2012 Securitization Issuer”) is not considered an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”) in reliance on the exemption set forth in Section 3(c)(7) of the 1940 Act, given that all of the outstanding securities of each are held exclusively by qualified purchasers, as such term is defined under the 1940 Act. In addition, as a result of its direct ownership of the 2012 Securitization Issuer, and its indirect ownership, through Holdings, of the 2011 Securitization Issuer, the Company consolidates both the debt issued by the 2011 Securitization Issuer and the 2012 Securitization Issuer, along with the portfolio securities held by each, in determining the Company’s compliance with both the asset coverage requirements set forth in Section 18 of the 1940 Act, as modified by Section 61, as well as the BDC portfolio asset test set forth in Section 55(a) of the 1940 Act.

Fees and Expenses

9.	The fee table and Example that is included in the current prospectus, as well as in any prospectus supplement used with any offering from this shelf registration statement that triggers the need to include a fee table and Example, should also be updated in accordance with current staff positions with the most current information available to the Company. In this regard, set forth in your response letter the reasons why the fee table in the August 15, 2012 prospectus supplement did not reflect the higher total annual expenses currently reflected in the Company’s prospectus, which increase apparently resulted from the TICC CLO 2012-1 transaction which also closed in August 2012.

The Company acknowledges the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that at the time of the August 15, 2012 prospectus supplement, the August 2012 securitization transaction referenced by the Staff still remained subject to customary closing conditions, including the issuance of ratings with respect to the debt tranches to be issued by the 2012 Securitization Issuer. The Company respectfully refers the Staff to the disclosure set forth on page S-3 of the August 15, 2012 prospectus supplement, which provides details regarding the August 2012 securitization transaction, as well as a reference to the closing conditions to which the transaction remained subject. The prominent mention of the August 2012 securitization transaction in the “Summary” section of the August 15, 2012 prospectus supplement was intended to highlight to investors the potential impact of the August 2012 securitization transaction to the extent all of the closing conditions were satisfied.

10.	Delete the word “estimated” from the “Other expenses (estimated)” and “Total annual expenses (estimated)” line items.

The Company has revised the above-referenced line items in response to the Staff’s comment.

Dominic Minore, Esq.

November 2, 2012

11.	The line item “offering expenses borne by us (as a percentage of offering price)” should instead be presented as “offering expenses borne by holders of our common stock (as a percentage of offering price).”

The Company has revised the above-referenced line item in response to the Staff’s comment.

12.	Expand footnote (4) to clarify whether the reference to “all of the assets of TICC” refers to TICC, together with all of its subsidiaries on a consolidated basis.

The Company has revised the above-referenced footnote in response to the Staff’s comment.

13.	Expand footnote (6) to disclose the Company’s plans to issue preferred stock during the next 12 months.

The Company has revised the above-referenced footnote in response to the Staff’s comment.

14.	It appears from the disclosure contained in footnote (6) that the fee table presentation of total annual expenses would actually be substantially higher had the actual amount of the Company’s outstanding borrowings and the effective annualized average interest rate expected to be incurred by the Company during the next 12 months been taken into account. In your response letter, identify the components of the calculation used to determine the “Interest payments on borrowed funds” presented in the fee table, and the appropriateness of the assumptions used in the calculation.

The Company respectfully refers the Staff to the disclosure set forth in the first sentence of the above-referenced footnote, as well as footnote (4) to the “Fees and Expenses” section of the Prospectus. Specifically, both sentences make clear that Company has included any debt issued subsequent to June 30, 2012 (including in the August 2012 securitization transaction and the Convertible Notes issued in September 2012), as well as an assumed the issuance of $25 million in preferred stock, in determining its gross assets, net assets, and outstanding leverage for purposes of the fee calculations included in the tabular disclosure set forth in the “Fees and Expenses” section of the Prospectus.

15.	In footnote (7), identify what “investments in CLO equity tranches based on CLO equity investment held as of June 30, 2012” are included. In this regard, indicate whether the TICC CLO 2011 transaction is also included and why the TICC CLO 2012-1 transaction apparently is not.

The Company has revised the above-referenced footnote in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that the above-referenced footnote is intended only to refer to non-consolidated CLO equity investments held by the Company. Specifically, as both the collateral manager and holder of 100% of the residual interests in both the 2011 Securitization Issuer and the 2012 Securitization Issuer, the Company would effectively be paying any collateral manager fees to itself which eliminate in consolidation.

Dominic Minore, Esq.

November 2, 2012

16.	It appears that, based on the various assumptions made and limitations imposed, as described in footnote (7), when calculating the Company’s “Acquired fund fees and expenses” the amount presented the fee table may be potentially substantially understated. In your response letter, please explain the appropriateness of the Company’s presentation of “Acquired fund fees and expenses.”

The Company advises the Staff on a supplemental basis that the above-referenced footnote is intended only to refer to non-consolidated CLO equity investments held by the Company, which in accordance with Section 55(a) of the 1940 Act, represent less than 30% of the Company’s total assets. The “Acquired fund fees and expenses” line item to which the footnote relates includes the collateral manager fees charged by such non-consolidated CLOs in which the Company holds an equity interest. However, while the Company has access to information regarding such collateral manager fees, which are contractual in nature, such non-consolidated CLOs do not provide the Company with information regarding the specific additional operational expenses, if any, incurred by such non-consolidated CLOs on a GAAP basis. As a result, the Company does not believe it would be appropriate to attempt to include an estimate of such fees under the “Acquired fund fees and expenses” line item, given the lack of specific information available to the Company regarding the amount and extent of such expenses.

Risk Factors

17.	We note that the wide array of securities the Company may issue makes the Company’s risk disclosure more complicated and assumptions about the securities to be issued much more important. For example, given the securities’ potential leverage and potentially dilutive effect, highlight in your response letter how the Company will convey a fair and accurate representation of these risks in the prospectus and prospectus supplements. Also, the risk profile and expense ratio attributable to common shares can change materially as different securities are issued. In your response letter, highlight how the Company will convey the anticipated material changes in the applicable prospectus supplement where, for example, the Company makes an offering of its common stock as the first takedown from this shelf offering.

The Company advises the Staff on a supplemental basis that the “Risk Factors” section of the Prospectus is intended to convey the material risks associated with an investment in the Company’s common stock, including the risks that could be posed in the event the Company were to issue either preferred stock or debt securities pursuant to the Registration Statement, as well as the material risks associated with investing in the Company’s securities generally. In the event the Company issues either preferred stock or debt securities pursuant to the Registration Statement, the Company would include more detailed risk factors specific to the terms and conditions of the preferred stock or debt securities, as applicable, then being offered. Likewise, in the event that the Company were to file a quarterly report on Form 10-Q or an annual report on Form 10-K, or take on additional leverage or otherwise materially change its financial condition subsequent to effectiveness of the Registration Statement, but prior to any offering of common stock therefrom, the Company would include applicable disclosure in the prospectus supplement pertaining to such offering to advise potential investors of such subsequent material information.

Dominic Minore, Esq.

November 2, 2012

18.	Expand the disclosure in the risk factor titled “We are permitted to borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us” to clarify how a securitization transactions constitutes leverage of the Company for purposes of the 1940 Act.

The Company has revised the above-referenced risk factor in response to the Staff’s comment.

19.	Expand the disclosure in the risk factor titled “We may be required to assume liabilities of the 2011 Securitization Issuer, and we may incur liability to the 2012 Securitization Issuer” to address the heightened level of the risks described in light of the apparent consolidation for financial accounting and tax accounting purposes of the Company with the securitization issuers and related entities.

The Company has revised the heading of the above-referenced risk factor in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that the consolidation for financial reporting purposes of the 2011 Securitization Issuer and the 2012 Securitization Issuer does not affect the non-recourse nature of the debt issued by such securitization issuers. Specifically, other than in the limited circumstances described in the above-referenced risk factor, the Company is under no material obligation with respect to, and has not issued any guarantees pertaining to repayment of, any of the liabilities of such securitization issuers. The Company therefore does not believe that there is any separately identifiable material risk associated with consolidation of such securitization issuers that is not already described in the “Risk Factors” section of the Prospectus.

20.	In the risk factor titled “We may be required to assume liabilities of the 2011 Securitization Issuer, and we may incur liability to the 2012 Securitization Issuer” provide a plain English discussion highlighting how the securitization transactions transformed the Company’s direct ownership position, risk profile, rights and liabilities in respect of portfolio loans on a pre-securitization basis versus its post-securitization indirect ownership position, risk profile, rights and liabilities of those portfolio loans. The discussion should also briefly compare the Company’s ability before and after the securitizations to enforce, directly or indirectly, payment obligations and loan covenants of the portfolio loans that were sold or contributed pursuant to the master loan sale agreement.

The Company has revised the above-referenced risk factor in response to the Staff’s comment.

Dominic Minore, Esq.

November 2, 2012

Price Range of Common Stock and Distributions

21.	Change the fourth and fifth column headings in the table to “Premium or (Discount) of High Sales Price to NAV” and “Premium or (Discount) of Low Sales Price to NAV,” respectively.

The Company has revised the above-referenced headings in response to the Staff’s comment.

22.	In your response letter, please confirm that none of the distributions to the Company’s shareholders represented a return of capital.

The Company advises the Staff on a supplemental basis that none of the distributions to the Company’s shareholders during the 2010 and 2011 fiscal years disclosed in the “Price Range of Common Stock and Distributions” table represented a return of capital. The tax character of distributions for the 2012 fiscal year will be determined at the end of the 2012 fiscal year. However, if the character of such distributions were determined as of June 30, 2012, none of the distributions for 2012 would have been characterized as a tax return of capital to the Company’s stockholders.

Management Discussion and Analysis - Overview

23.	Expand the disclosure contained in the sixth paragraph of the Overview section to address the substantial increase in PIK deferred income “earned” by the Company and also highlight the risks presented as a result of PIK deferred income.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Management Discussion and Analysis - Borrowings

24.	The fifth paragraph indicates that, although the Company is entitled to a deferred fee for its services as collateral manager, “the deferred fee is eliminated in consolidation.” Briefly highlight how the deferred fee is eliminated as a result of the current ownership structure of the securitization vehicles. In this regard, we note from the compensation provisions of each of the Collateral Management Agreements for the 2011 and 2012 securitization transactions that, under certain other circumstances and ownership structures, a Senior Collateral Management Fee, a Subordinated Collateral Management Fee and an Incentive Collateral Management Fee are all payable to the Company, as Collateral Manager. Disclose whether under all circumstances all such fees will be paid directly to the Company.

The Company advises the Staff on a supplemental basis that as both the holder of 100% of the residual interests in, and the collateral manager of, the 2011 Securitization Issuer and the 2012 Securitization Issuer, any collateral manager fees paid by either issuer would effectively be paid by the Company back to itself, which would be eliminated for financial reporting purposes as a result of the consolidation of both securitization issuers with the Company. In addition, the Company confirms that any such fees would be paid directly by the issuers to the Company in its capacity as collateral manager.

Dominic Minore, Esq.

November 2, 2012

Investment Advisory Agreement - Management Fee

25.	Define “gross assets.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

26.	Highlight the extent to which any management fees are paid on securitization-related assets and on any income, fees or gains on securitizations.

The Company advises the Staff on a supplemental basis that both the 2011 Securitization Issuer and the 2012 Securitization Issuer are consolidated with the Company for financial reporting purposes. As a result, the assets held by such issuers appear on the Company’s Schedule of Investments, rather than the Company’s interests in such issuers. The Company’s investment adviser receives its base management fee by reference to the “gross assets” of the Company, which means the total assets of the Company determined in accordance with GAAP, and which correspondingly includes the assets held by the two consolidated securitization issuers for which the Company holds 100% of the residual interests.

In addition, the Company calculates any income or capital gains incentive fees payable to its investment adviser by reference to its net investment income, realized capital gains and losses and net unrealized capital depreciation, in each case as determined in accordance with GAAP, which necessarily includes any such investment income, gains or losses incurred on the portfolio investments held its two consolidated securitization issuers. As a result, the Company believes that the calculation of fees payable to its investment adviser is properly disclosed in the Prospectus, and that any revisions to highlight treatment of the Company’s two consolidated securitization issuers would only serve to confuse prospective investors, given that those securitization issuers are fully consolidated with the Company for financial reporting purposes.

27.	Clarify that any fee paid on accrued income in respect of original issue discount, PIK interest and zero coupon securities is not returned to the Company where such accrued income is not ultimately received by the Company in cash.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq.

November 2, 2012

Description of Our Capital Stock

28.	Expand the disclosure, as necessary, to ensure that the material provisions of the Maryland General Corporation Law and the Company’s charter and bylaws have been included in this section of the prospectus and also include a statement to that effect in the first paragraph.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Description of Our Subscription Rights

29.	Include risk disclosure about the potential negative consequences of the possibility of multiple rights offerings including, among other things, the dilutive impact to voting and to NAV, in the case of rights offerings below NAV, and the potential impact of market overhang on the price of the Company’s common stock. See generally Investment Company Act Release No. 9932 (Sept. 15, 1977).

The Company has revised the “Description of Our Subscription Rights” section of the Prospectus in response to the Staff’s comment.

30.	Disclose, if true, that the Company’s common shareholders will indirectly bear all of the expenses of the subscription rights offerings, regardless of whether the Company’s common stockholders exercise any subscription rights.

The Company has revised the “Description of Our Subscription Rights” section of the Prospectus in response to the Staff’s comment.

Description of Our Warrants

31.	Clarify the significance of the reference in the last paragraph to “Solar Capital.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Description of Debt Securities

32.	Expand the disclosure, as necessary, to ensure that the material provisions of the indenture have been included in this section of the prospectus and also include a statement to that effect in the third paragraph.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq.

November 2, 2012

33.	Disclose that any person from whom the Company borrows will not, in their capacity as either lender or debt holder, have either a veto power or a vote in approving or changing any of the Company’s operating policies or investment strategies.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

34.	Highlight the extent, and consequent effect, of any structural subordination resulting from the Company’s capital structure.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Description of Debt Securities - Covenant Defeasance

35.	Reconcile the apparent inconsistency in the disclosure contained in the first and last sentences of the last paragraph.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Description of Debt Securities - Full Defeasance

36.	Specifically identify to what “change in U.S. federal tax law, as described below” the disclosure is referring.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

37.	Expand the last sentence of the last paragraph to clarify the impact of being released from the referenced subordination provisions.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Description of Our Units

38.	Expand the last paragraph to clarify that the material terms of “the units and any applicable underlying security or pledge or depositary arrangements” or any other “applicable agreements” will nonetheless be described in “this prospectus and in any prospectus supplement.”

The Company has revised the Registration Statement and the Prospectus to remove any references to units therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell units pursuant to the Registration Statement.

Dominic Minore, Esq.

November 2, 2012

39.	Expand the disclosure to describe the 1) whether units present any unusual or unique risks that potential purchases should be aware of; 2) whether units have any influence or relationship with the asset coverage requirements of the 1940 Act; 3) whether units will have trading symbols of their own and/or whether holders will be able to trade the unit components individually; and 4) whether there are any voting right issues or conflicts with respect to unit components.

The Company has revised the Registration Statement and the Prospectus to remove any references to units therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell units pursuant to the Registration Statement.

40.	Moreover, disclose 1) how the Company benefits by issuing units; 2) how this benefit differs from the Company issuing the individual unit components; and 3) whether this benefit to the Company gives rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units.

The Company has revised the Registration Statement and the Prospectus to remove any references to units therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell units pursuant to the Registration Statement.

41.	In your response letter, please fully explain to the staff how the offering price will be allocated to the components of the units.

The Company has revised the Registration Statement and the Prospectus to remove any references to units therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell units pursuant to the Registration Statement.

42.	Could the offering of units indirectly result in the Company selling shares of its common stock at a price below net asset value? In your response letter, explain whether the units may be structured so as to, in effect, offer shares of the Company’s common stock at a price below net asset value by lowering the price of the other securities included in the unit.

The Company has revised the Registration Statement and the Prospectus to remove any references to units therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell units pursuant to the Registration Statement.

Plan of Distribution

43.	Expand the disclosure to indicate the extent to which the Company’s common shareholders will indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq.

November 2, 2012

44.	Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

The Company confirms to the Staff on a supplemental basis that the Company will ensure that, in connection with any underwritten offering pursuant to the Registration Statement, each underwriter complies with the applicable rules and regulations of FINRA with respect to the submission of underwriting terms for approval by FINRA.

45.	Clarify that any offering of securities by the Company that requires shareholder approval must occur, if at all, within one year after receiving such shareholder approval.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

46.	In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement (including those pertaining to any securitization transaction) that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

The Company confirms to the Staff on a supplemental basis that in connection with each underwritten offering pursuant to the Registration Statement, the Company will disclose, in accordance with the disclosure requirements of Form N-2 and the applicable rules and regulations of FINRA, the material terms of any agreements to which the Company and any underwriter for such offering are parties at the time of such offering, including the nature of services provided or to be provided thereunder, and will file as exhibits via a post-effective amendment to the Registration Statement any such agreements to the extent required by Form N-2.

Dominic Minore, Esq.

November 2, 2012

Financial Statements

47.	In your response letter, discuss the Company’s plans to update all applicable financial statements and other material information, as well as its auditor’s consent, for any takedown of securities offered from this shelf registration statement.

The Company advises the Staff on a supplemental basis that it will include in each prospectus supplement used in connection with an offering of securities pursuant to this Registration Statement any material information not otherwise included in the Prospectus at the time of effectiveness of the Registration Statement, including any subsequently filed financial statements and MD&A disclosure relating thereto. In addition, the Company intends to file an auditor’s consent as an exhibit via a post-effective amendment to the Registration Statement in the event the Company includes new audited financial statements for a completed fiscal year end in any such prospectus supplement.

48.	Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

The Company acknowledges the Staff’s comment.

Part C

Item 25, Financial Statements and Exhibits

49.	It appears that, in addition to the trust indenture that will be used with its proposed debt offerings, the Company should file in a pre-effective amendment, as an exhibit to the registration statement, the Statement of Eligibility of Trustee on Form T-1. As an alternative to filing the Form T-l in a pre-effective amendment, include the following undertaking under Item 34 of Part C if the Company intends to rely on section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee under indentures for securities to be issued, offered, or sold on a delayed basis by or on behalf of the registrant:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

The Company confirms to the Staff that, to the extent it issues debt securities pursuant to the Registration Statement, it will file a Form T-1 as an exhibit to the Registration Statement via a post-effective amendment thereto in accordance with the requirements of Sections 305(b)(2) and 310(a) of the Trust Indenture Act of 1939, as amended.

Dominic Minore, Esq.

November 2, 2012

50.	It appears that the Company should file, as an exhibit to the registration statement, the form of statement of preferences that the Company anticipates entering into in respect of its issuance of preferred stock.

The Company advises the Staff on a supplemental basis that, to the extent it issues preferred stock pursuant to the Registration Statement, it will file the articles supplementary pertaining to such preferred stock as an exhibit to the Registration Statement via a post-effective amendment thereto. The Company does not believe that it would be appropriate to file a “form of” articles supplementary, given the significant variance in the possible terms of the preferred stock, if any, the Company may issue under the Registration Statement.

51.	Please file as an exhibit to your next pre-effective amendment an opinion, and related consent, of counsel regarding the legality or the binding obligation, as applicable, pertaining to each category of security being registered. In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by the Company’s Board of Directors, it may be necessary for the Company to undertake to file an unqualified legality or binding obligation opinion, as applicable, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement. See generally SEC Division of Corporation Finance Staff Legal Bulletin No. 19 (October 14, 2011).

The Company confirms to the Staff on a supplemental basis that, prior to requesting accelerated effectiveness of the Registration Statement, the Company will file as an exhibit to a pre-effective amendment to the Registration Statement an opinion of counsel, and related consent, regarding the legality or the binding nature, as applicable, of each category of securities that may be offered pursuant to the Registration Statement. In addition, the Company confirms that, in connection with each offering of securities pursuant to the Registration Statement, it will file a post-effective amendment thereto containing as an exhibit an unqualified opinion of counsel with respect the specific securities offered thereby.

Closing

52.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment.

53.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment please indicate this fact in your supplemental letter and briefly state the basis for your position.

The Company acknowledges the Staff’s comment and has included revisions in response to the Staff’s comment in the Prospectus included in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

Dominic Minore, Esq.

November 2, 2012

54.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Company advises the Staff on a supplemental basis that it does not expect to seek any no-action or exemptive relief in connection with the Registration Statement, or any offering contemplated therein.

55.	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

The Company acknowledges the Staff’s comment.

56.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges the Staff’s comment.

57.	In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dominic Minore, Esq.

November 2, 2012

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Company acknowledges the Staff’s comment.

58.	We will consider a written request for acceleration of the effective date of the registration Statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

The Company acknowledges the Staff’s comment.

*           *           *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jonathan H. Cohen / TICC Capital Corp.

John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP